FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
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Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2014 annual results of Huaneng Power International, Inc. (the “Registrant”),  made by the Registrant on March 25, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT OF ANNUAL RESULTS FOR 2014

Power generation by domestic power plants:	294.388 billion kWh

Consolidated operating revenue:	RMB125.407 billion

Net profit attributable to equity holders of the Company:	RMB10.757 billion

Earnings per share:	RMB0.76

Proposed dividend:	RMB0.38 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2014.

For the twelve months ended 31 December 2014, the Company realized operating revenue of RMB125.407 billion, representing a decrease of 6.30% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB10.757 billion, representing an increase of 3.18% as compared with the same period last year. Earnings per share amounted to RMB0.76. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2014

In 2014, the Company overcame difficulties posed by the decline in the growth rate of power generation, actively responded to the new trends and changes in the power market, and has made new achievements in various aspects, including power generation, energy saving, emission reduction, project development and capital operation. Meanwhile, the Company managed to fulfill the duties of providing sufficient, reliable and green energy to the society.

1.	Operating Results

For the twelve months ended 31 December 2014, the Company realized operating revenue of RMB125.407 billion, representing a decrease of 6.30% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB10.757 billion, representing an increase of 3.18% as compared with the same period last year. Earnings per share amounted to RMB0.76.

As at 31 December 2014, net assets per share attributable to equity holders of the Company amounted to RMB4.86, representing an increase of 9.46% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 23 March 2015 and reviewed the 2014 annual results of the Company.

2.	Power Generation

In 2014, the Company’s power generation was under the combined effect of various factors including slowdown in China’s economic growth, increase in hydroelectric power generation and changes in the structure of trans-regional electricity transmission. Total power generated by the Company’s operating power plants for the year amounted to 304.869 billion kWh, of which, the domestic power generation of the Company amounted to 294.388 billion kWh, representing a decrease of 7.27% year-on-year. The electricity sold aggregated to 277.538 billion kWh, representing a decrease of 7.49% year-on-year.

In 2014, the annual average utilization hours of the Company’s domestic power plants reached 4,572 hours, of which the utilization hours of the thermal units reached 4,618 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.

3.	Cost Control

Fuel costs represented a major part of the operation cost of the Company. In 2014, the Company purchased a total of 121 million tons of natural coal. The Company adopted measures of “business mode transformation, structural adjustment”, reinforced the cooperation with major coal mines, and furthered the control over the Company’s fuel procurement costs. The annual fuel costs per unit of power sold of the Company’s domestic power plants was RMB201.19/MWh, representing a decrease of 7.96% compared to same period last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2014, the Company continued to lead its peers in terms of technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 95.21% and its weighted average house consumption rate was 4.60%. The average yearly coal consumption rate of the Company’s coal-fired units for the power generated was 292.19 grams/kWh, which is 1.28 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 309.42 grams/kWh, representing a decrease of 1.52 grams/kWh from that of the same period last year. At the same time, the Company continued to increase efforts in comprehensive technological renovation for energy saving and emission reduction of its existing units. In 2014, the Company completed the denitrification of all coal-fired units, finishing the environmental responsibilities plan a year earlier than scheduled. To address the substantial tightening up of emission standards for environmental protection in a short time span, the Company persistently adheres to high standards in implementing renovation for environmental protection. In accordance with the requirements on very low emissions in some regions, the Company adopted in 2014 the “technology for synergistic treatment of flue gas of coal-fired generating units” while achieving energy conservation at the same time, building or renovating Changxing I, Changxing II, Jinling I, Yuhuan III, Shang’an I, Shang’an II, etc., a batch of generating units which satisfy the requirements for very low emissions. In compliance with its “2014-2020 Coal Energy Conservation Upgrade and Improvement Scheme”, the Company will gradually upgrade the environment protection facilities of coal-fired generating units and improve the performance of the Company in energy conservation and environmental protection, realizing clean and green development.

5.	Project Development

The construction of power generating projects of the Company progressed smoothly. In 2014, the controlled generating capacity of the newly commissioned coal-fired, gas turbine and wind generating units of the Company was 1,352.5 MW, 1,855.4 MW and 416 MW, respectively. As of 24 March 2015, the Company’s controlled and equity-based generating capacities were 78,693 MW and 70,736 MW, respectively.

6.	Capital Operation

In 2014, the Company acquired the assets and interests of ten target power companies from its parent company at a consideration of approximately RMB9.276 billion, which has expanded the Company’s regional deployment and business scale and brought an additional controlled operational generation capacity of 7,087.5 MW and generation capacity under construction of 2,300 MW in total. On 13 November 2014, the Company issued a total of 365,000,000 H Shares to nine placees, at an issue price of HK$8.60 per share, and the gross proceeds from the placing was approximately HK$3,139 million.

7.	Overseas Business

In 2014, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. Phase IIA of Tembusu Multi-Utility Complex Project was officially completed and put into commercial operation. The total market share of Tuas Power in the power generation market for the whole year was 21.8%, representing an increase of 1.2 percentage points year-on-year. For Singapore business, it realized a net profit attributable to shareholders of the Company of RMB128 million, which represented an increase of 13.80% year-on-year.

In 2014, the Company continued to deliver promising performance in the capital market. The Company was included as a constituent stock of the Hang Seng High Dividend Yield Index, and was awarded “The Most Valuable Listed Company for Investment” in the China Securities Golden Bauhinia Awards 2014 and was named as one of the “Top 100 Listed Companies Most Respected by Investors”, an honour granted by China Association for Public Companies. The Company has been listed on the league table of “Platts Top 250 Global Energy Listed Companies Award” for six consecutive years and ranked 53rd for the year, which is much higher than that of last year.

PROSPECTS FOR 2015

Based on the nation-wide holistic planning of energy production and consumption reform and based on the overall requirements for promoting the renovation of coal-fired power plants to achieve very low emissions, intensive development wind power, PV power, biomass energy and hydropower, safe development of nuclear power, the Company will continue to speed up transformation, upgrading and restructuring, consolidate business advantages, optimize district distribution and further improve development quality and efficiency. Firstly, it will make full use of the comparative advantage of existing coal-fired generating units in terms of business layout, scale, technology and market to actively promote the renovation of generating units currently in operation, and consolidate the profitability in areas in Eastern and Central China. Secondly, it will capitalize on the synergy advantages of the geographical locations of the power plants, emissions, technology and industry to advance the development of large-scale, green and efficient coal-fired power projects, integrated coal-fired power projects and cogeneration projects. Thirdly, it will strive to optimize the power structure and actively develop efficient onshore wind power bases, distributed wind power, offshore wind power, and on-grid and distributed PV power projects. Where gas sources are secured, the Company will actively and prudently foster the development of gas-fired power in areas with high market bearing capability. Fourthly, it will further strengthen organization and management in international operations, actively participate in the development of international projects, and consolidate and improve its competitiveness in overseas electricity-generating markets.

Looking forward in 2015, the Company expects that the controlled generation capacity will exceed 80 million KW, thus enabling it to develop into an internationally leading listed power generation company with outstanding corporate governance standards and great market values, focusing on both coal-fired and clean energy power generation and featuring leading-edge technology, excellent management, reasonable business layout, optimized structures, industry synergy and remarkable efficiency.

In 2015, the Company will further enhance its market awareness, reformation awareness, innovation awareness and risks awareness, emphasize on market orientation and sophisticated management, highlight the benefits of quality and continuously enhance its profitability, competitiveness and sustainability. Regarding the power market, the Company will actively take part in market competition and aim to achieve a power generation of 345 billion kWh and 4,460 utilization hours by the Company’s generating units in the year. Regarding the fuel market, with long-term stable fuel supply as our goal, we will seize market opportunities and strive to control the fuel costs. In respect of the capital market, we will adapt to the progress of finance marketization and maintain the Company’s leading position in the industry in terms of financing at low cost.

The Company will search for a new path to innovation and development, strive to develop a new operating model and a new way to grow against the backdrop of the state of “new normality”, carefully maintain the balance between stable growth and structural adjustment and focus on market demand when formulating arrangements for production, operation and development

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand operational scale. The Company has been the leader in its industry on competitiveness, resources utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2014, with strong support of its shareholders, the employees of the Company made active and concerted efforts in response to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, thorough planning and sound controls. These efforts have contributed to growth of the Company in various aspects in 2014. During 2014, the Company maintained its leading position in major technological, economic indexes through safe production and active marketing activities and utilization hours maintained leading position in most of the areas, where the Company’s coal-fired power plants are located. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission, and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient and environmental friendly energy to the society.

A.	OPERATING RESULTS

1.	2014 operating results

The power generation of the Company’s domestic power plants for the year ended 31 December 2014 was listed below (in billion kWh):

Domestic Power Plant	Power generation of 2014	Power generation of 2013	Change	Electricity sold for 2014	Electricity sold for 2013	Change

Liaoning Province
Dalian	6.423	6.132	4.74%	6.065	5.816	4.28%
Dandong	3.197	3.115	2.64%	3.039	2.965	2.50%
Yingkou	7.980	7.321	9.00%	7.483	6.853	9.19%
Yingkou Cogeneration	3.043	3.329	-8.58%	2.848	3.117	-8.63%
Wafangdian Wind Power	0.099	0.111	-11.21%	0.097	0.109	-11.01%
Suzihe Hydropower	0.040	0.027	48.51%	0.039	0.026	50.00%
Changtu Wind Power	0.127	0.093	37.04%	0.127	0.092	38.04%
Inner Mongolia
Huade Wind Power	0.217	0.226	-4.14%	0.215	0.225	-4.44%
Hebei Province
Shang’an	12.836	13.633	-5.85%	12.028	12.817	-6.16%
Kangbao Wind Power	0.085	0.080	6.39%	0.080	0.075	6.67%
Gansu Province
Pingliang	9.129	10.144	-10.00%	8.703	9.682	-10.11%
Jiuquan Wind Power	0.838	0.887	-5.49%	0.803	0.877	-8.44%
Anbei Wind Power Third	0.039	–	–	0.020	–	–
Beijing
Beijing Cogeneration (coal fired)	4.456	4.686	-4.92%	3.931	4.135	-4.93%
Beijing Cogeneration (combined cycle)	4.051	3.980	1.79%	3.959	3.888	1.83%
Tianjin
Yangliuqing	6.572	6.851	-4.07%	6.118	6.385	-4.18%
Lingang Combined Cycle	0.126	–	–	0.000	–	–

Domestic Power Plant	Power generation of 2014	Power generation of 2013	Change	Electricity sold for 2014	Electricity sold for 2013	Change

Shanxi Province
Yushe	2.608	2.951	-11.62%	2.410	2.729	-11.69%
Zuoquan	5.999	6.682	-10.22%	5.642	6.273	-10.06%
Shandong Province
Dezhou	15.348	15.405	-0.37%	14.394	14.455	-0.42%
Jining	5.096	5.050	0.91%	4.742	4.691	1.09%
Xindian	3.303	3.254	1.49%	3.088	3.040	1.58%
Weihai	11.771	11.361	3.61%	11.216	10.827	3.59%
Rizhao Phase II	8.236	7.775	5.93%	7.819	7.371	6.08%
Zhanhua Cogeneration	1.674	1.761	-4.93%	1.537	1.625	-5.42%
Henan Province
Qinbei	20.366	21.927	-7.12%	19.350	20.715	-6.59%
Jiangsu Province
Nantong	6.752	7.951	-15.08%	6.421	7.566	-15.13%
Nanjing	3.154	3.678	-14.24%	2.983	3.482	-14.33%
Taicang	11.174	11.445	-2.37%	10.625	10.884	-2.38%
Huaiyin	6.486	7.244	-10.47%	6.109	6.808	-10.27%
Jinling (Combined Cycle)	1.895	2.400	-21.03%	1.851	2.346	-21.10%
Jinling (Coal-fired)	11.567	12.811	-9.71%	11.045	12.218	-9.60%
Jinling Combined Cycle Cogeneration	1.358	1.115	21.81%	1.336	1.051	27.12%
Qidong Wind Power	0.379	0.350	8.33%	0.373	0.343	8.75%
Rudong Wind Power	0.113	0.012	839.76%	0.110	0.011	900.00%
Shanghai
Shidongkou First	5.665	7.875	-28.06%	5.301	7.408	-28.44%
Shidongkou Second	5.190	6.708	-22.63%	4.962	6.430	-22.83%
Shanghai Combined Cycle	2.097	1.974	6.23%	2.048	1.928	6.22%
Shidongkou Power	6.018	7.603	-20.85%	5.725	7.243	-20.96%
Chongqing
Luohuang	10.862	14.278	-23.93%	10.024	13.205	-24.09%
Liangjiang Combined Cycle	0.246	–	–	0.000	–	–
Zhejiang Province
Yuhuan	21.771	24.819	-12.28%	20.780	23.627	-12.05%
Changxing	0.488	–	–	0.075	–	–

Domestic Power Plant	Power generation of 2014	Power generation of 2013	Change	Electricity sold for 2014	Electricity sold for 2013	Change

Tongxiang Combined Cycle	0.171	–	–	0.106	–	–
Si’an PV	0.000	–	–	0.000	–	–
Hubei Province
Enshi Maweigou Hydropower	0.042	0.045	-7.41%	0.039	0.043	-9.30%
Hunan Province
Yueyang	8.553	9.958	-14.10%	8.018	9.351	-14.26%
Xiangqi Hydropower	0.310	0.267	16.16%	0.304	0.262	16.03%
Subaoding Wind Power	0.020	–	–	0.004	–	–
Jiangxi Province
Jinggangshan	9.244	9.702	-4.72%	8.836	9.266	-4.64%
Jianggongling Wind Power	0.001	–	–	0.000	–	–
Fujian Province
Fuzhou	13.925	14.666	-5.05%	13.247	13.956	-5.08%
Guangdong Province
Shantou Coal-fired	5.200	5.614	-7.37%	4.924	5.317	-7.39%
Haimen	12.270	18.105	-32.20%	11.726	17.329	-32.33%
Haimen Power	6.152	–	–	5.958	–	–
Yunnan Province
Diandong Energy	5.953	7.527	-20.92%	5.479	6.952	-21.19%
Yuwang Energy	3.651	4.553	-19.82%	3.367	4.189	-19.62%
Wenbishan Wind Power	0.022	–	–	0.009	–	–
Total	294.388	317.481	-7.27%	277.538	300.003	-7.49%

In 2014, the Company’s total power generation within China on consolidated basis amounted to 294.388 billion kWh, representing a decrease of 7.27% over the same period last year. Total electricity sold by the Company’s power plants within China was 277.538 billion kWh, representing a decrease of 7.49% over the same period last year. The main reasons for the decrease in the Company’s power output are as follows: firstly, China’s economic growth slowed in 2014 and power consumption growth nationwide declined correspondingly. Secondly, the commencement of operation of a number of ultra-high voltage west-to-east power transmission lines in China reduced the power generation market of thermal power generating units in the southeast coastal regions where a high proportion of thermal power generating units owned the Company are located, thereby having a relatively greater impact on the Company. Thirdly, most of China experienced sharp decrease of temperature during the peak of Summer in 2014 compared with the same period of last year along with more rainfalls over the same period of last year, thus resulting in lower electricity demand and a significant decline in power output compared with the higher number registered last year. Fourthly, the commencement of operation of many hydropower generating units in the southwest region as well as the abundant water supply in the same region contributed to significant increase in hydro-power generations, which has reduced the power generation market of thermal power generating units in Yunnan Province as well as Shanghai, Zhejiang, Jiangsu and Guangdong where the excessive hydro-powers generated in the southwest region were provided. Meanwhile, power output from thermal power generating units in Liaoning and Fujian were affected by the commenced operation of large nuclear generating units in these two provinces.

The total electricity sold by the Company’s operation in Singapore was 10.107 billion kWh, representing an increase of 10.82% from last year. The accumulated power generation of the Company’s operation in Singapore accounted for a market share of 21.8% in Singapore, representing an increase of 1.2 percentage points compared to the same period last year.

In respect of the tariff, the Company’s average tariff for the year ended 31 December 2014 was RMB454.95 per MWh, up RMB0.57 per MWh from the year ended 31 December 2013. SinoSing Power’s average tariff for 2014 was RMB920.74 per MWh, representing a decrease by 7.42% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared with 2013, the Company’s fuel cost per unit of power sold decreased by 7.96% to RMB201.19 per MWh.

Combined the foregoing factors, for the year ended 31 December 2014, the Company registered operating revenue of RMB125.407 billion, representing a decrease of 6.30% from the RMB133.833 billion of last year, and profit attributable to equity holders of RMB10.757 billion, representing an increase of 3.18% from the profit of RMB10.426 billion for last year.

For the year ended 31 December 2014, the profit attributable to equity holders of the Company from domestic power plants was RMB10.629 billion, representing an increase of RMB0.316 billion from RMB10.313 billion for the same period last year. The increase was primarily attributable to the combined effect of the decrease of coal market price and the decrease of power generation.

For the year ended 31 December 2014, the profit attributable to equity holders of the Company from its operations in Singapore was RMB0.128 billion, representing an increase of RMB0.015 billion compared to the same period last year.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2014, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB125.407 billion, representing a decrease of 6.30% from RMB133.833 billion for the year ended 31 December 2013. The operating revenue from domestic operations of the Company decreased by RMB8.557 billion over the same period of last year, which is mainly because of the decrease of power generations. The operation of new generation capabilities contributed RMB1.655 billion to the consolidated operating revenue of the Company, while the operating revenue generated from existing generating units decreased by RMB10.212 billion.

The operating revenue from the operations of the Company in Singapore increased by RMB0.131 billion over the same period of last year, which is mainly attributed to increased power output from operation of new generating units and increase of revenue generated from heat sales.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Project	2014	2013	Change

Dalian	394.50	407.89	-3.28%
Dandong	393.06	401.09	-2.00%
Yingkong	399.33	406.85	-1.85%
Shang’an	429.39	431.15	-0.41%
Yushe	391.22	393.37	-0.55%
Dezhou	463.36	464.89	-0.33%
Weihai	461.18	474.38	-2.78%
Jining	446.73	455.46	-1.92%
Xindian	448.55	453.35	-1.06%
Nantong	436.00	435.69	0.07%
Nanjing	436.50	436.35	0.03%
Huaiyin	443.04	449.87	-1.52%
Taicang I	419.19	432.81	-3.15%
Taicang II	395.38	427.58	-7.53%
Jinling (Coal-fired)	408.24	428.38	-4.70%
Shidongkou Second	437.54	442.00	-1.01%
Shidongkou First	438.21	453.27	-3.32%
Shanghai Combined Cycle	551.48	486.74	13.30%
Fuzhou	441.83	442.81	-0.22%
Yuhuan	468.71	484.79	-3.32%
Jinggangshan	468.92	482.95	-2.91%
Luohuang	440.21	448.57	-1.86%
Yueyang	495.31	505.13	-1.94%
Qinbei	435.42	437.01	-0.36%
Shantou (Coal-fired)	529.99	541.39	-2.11%
Pingliang	322.72	332.16	-2.84%
Rizhao Phase II	441.59	446.38	-1.07%
Haimen	503.18	514.30	-2.16%
Yingkou Cogeneration	399.21	396.96	0.57%
Beijing Cogeneration	699.19	500.06	39.82%
Yangliuqing	434.28	438.73	-1.01%
Qidong Wind Power	555.92	541.34	2.69%
Shidongkou Power	449.92	462.02	-2.62%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Project	2014	2013	Change

Huade Wind Power	520.00	520.00	0.00%
Zhanhua Cogeneration	434.71	446.56	-2.65%
Diandong Energy	401.59	371.30	8.16%
Yuwang Energy	395.96	377.41	4.91%
Wafangdian Wind Power	609.68	632.85	-3.66%
Xiangqi Hydropower	410.00	390.00	5.13%
Zuoquan	382.01	389.83	-2.01%
Jiuquan Wind Power	520.60	520.60	0.00%
Enshi Maweigou Hydropower	366.59	356.96	2.70%
Kangbao Wind Power	538.84	534.47	0.82%
Suzihe Hydropower	330.00	330.00	0.00%
Changtu Wind Power	602.82	605.30	-0.41%
Jinling Combined Cycle	606.21	585.53	3.53%
Jinling Combined Cycle Cogeneration	690.00	635.42	8.59%
Rudong Wind Power	610.00	610.00	0.00%
Changxing	431.03	N/A	N/A
Tongxiang Combined-cycle	895.42	N/A	N/A
Haimen Power	479.55	N/A	N/A
Subaoding Wind Power	494.00	N/A	N/A
Wenbishan Wind Power	610.00	N/A	N/A
Jianggongling Wind Power	610.00	N/A	N/A
Anbei Wind Power Third	540.00	N/A	N/A
Domestic total	454.95	454.38	0.13%
SinoSing Power	920.74	994.54	-7.42%

Note 1:	the tariff of Shanghai Combined Cycle is on-grid settlement price without capacity subsidy income

Note 2:	the tariff of Jinling Combined-cycle, Jinling Combined-cycle Co-generation and Tongxiang Combined-cycle is on-grid settlement price without generation right transfer income

Tax and levies on operations mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2014, the operating taxes and surcharges of the Company and its subsidiaries were RMB0.932 billion, representing a decrease of RMB0.112 billion from RMB1.044 billion for the same period of last year. This is largely due to the reduced surcharges resulting from less value added tax payment by the Company and its subsidiaries during the same period.

2.2	Operating costs and expenses

For the year ended 31 December 2014, the total operating costs and expenses of the Company and its subsidiaries was RMB99.200 billion, representing a decrease of 8.72% from the same period last year. The operating costs and expenses in power plants of the Company in China decreased by RMB9.659 billion, or 10.17%, from the same period last year, which was primarily attributable to the reduced market price of coal in the PRC.

The operating costs and expenses from the operations in Singapore increased by RMB0.181 billion, or 1.32%, from the same period last year. This is mainly because of the commencement of new generating unit during 2014.

2.2.1	Fuel costs

Fuel costs represented the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2014, fuel costs of the Company and its subsidiaries decreased by 12.25% to RMB64.763 billion from RMB73.808 billion for the year ended 31 December 2013. The fuel costs of power plants of the Company in China decreased by RMB9.384 billion, which was primarily attributable to the lowered coal price in the domestic market. Fuel costs in Singapore increased by RMB0.339 billion, mainly due to increased fuel costs from more power generations. For the year ended

31 December 2014, the average price (excluding tax) of natural fuel coal of the Company and its subsidiaries within China was RMB434.88 per ton, representing a 6.86% decrease from RMB466.91 per ton for the year ended 31 December 2013. The fuel cost per unit of power sold by the Company’s coal-fired power plant in China decreased by 7.96% to RMB201.19/MWh from RMB218.59/MWh in 2013.

2.2.2	Maintenance

For the year ended 31 December 2014, the maintenance expenses of the Company and its subsidiaries amounted to RMB3.730 billion, representing a decrease of RMB0.127 billion from RMB3.857 billion for the year ended 31 December 2013. The maintenance expenses of domestic operations were decreased by RMB0.128 billion. The maintenance expenses of operations in Singapore increased by RMB1 million.

2.2.3	Depreciation

For the year ended 31 December 2014, depreciation expenses of the Company and its subsidiaries increased by 3.13% to RMB11.647 billion, compared to RMB11.294 billion for the year ended 31 December 2013. The deprecation expenses of the new generation units were RMB0.186 billion.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2014, the labor costs of the Company and its subsidiaries amounted to RMB6.260 billion, representing an 8.62% increase from RMB5.763 billion for the year ended 31 December 2013. This is mainly attributable to operation of new generation units of the Company, increase of Chinese mandatory social insurance contribution as well as growth of the part of the salaries linked to the performance of this Company.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, assets impairment losses and net loss on disposals of property, plant and equipment. For the year ended 31 December 2014, other operating expenses (including electricity power purchase costs) of the Company and its subsidiaries was RMB12.800 billion, representing a decrease of RMB1.157 billion from RMB13.957 billion for the year ended 31 December 2013.

The other operating expenses from domestic operations of the Company and its subsidiaries decreased by RMB0.843 billion, including an increase of RMB0.534 billion of subsidy income from the government, of which RMB0.462 billion was fiscal interest subsidy from the Ministry of Finance for Tuas Power and Tembusu Multi-Utilities Complex; reduction of RMB0.469 billion of assets disposal losses of certain subsidiaries largely due to technical renovations for energy saving and safe production; decrease of RMB0.154 billion for pollutants discharge fees and expenses for non-maintenance materials such as desulfurization; and increase of RMB0.055 billion from costs of entrusted power generation of certain subsidiaries. The impairment loss for the Company’s operation in

China increased by RMB1.012 billion, mainly due to the impairment of goodwill arisen from the acquisition of Diandong Energy and Diandong Yuwang as well as the assets impairment of Yingkou port and etc.

Other operating expenses in the operations in Singapore decreased by RMB0.314 billion. The assets impairment in the operations in Singapore decreased by RMB0.347 billion, which was largely due to the provision of goodwill impairment last year.

2.3	Financial expenses

Financial expenses consist of interest expenses, net exchange differences and bank charges.

2.3.1	Interest expenses

For the year ended 31 December 2014, the interest expenses of the Company and its subsidiaries were RMB7.814 billion, representing an increase of 0.35% from RMB7.787 billion for the year ended 31 December 2013. The interest expenses from domestic operations increased by RMB0.049 billion.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2014, net losses from the exchange differences and bank charges of the Company and its subsidiaries amounted to RMB9 million, representing a net decrease of RMB103 million compared with the net gains of RMB94 million for the year ended 31 December 2013, mainly because of decrease of exchange gain resulting from weaken of exchange rate between RMB and U.S. dollar.

The operations in Singapore registered a net gains of RMB50 million from exchange difference and bank charge, representing an increase of RMB55 million from the net loss of RMB5 million in the last year, mainly due to the strengthen exchange rate between U.S. dollar and Singapore dollar.

2.4	Share of profit of associates and joint ventures

For the year ended 31 December 2014, the share of profit of associates and joint ventures was RMB1.316 billion, representing an increase of RMB0.701 billion from RMB0.615 billion from last year, mainly due to increased profit from associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2014, the Company and its subsidiaries recorded an enterprise income tax expense of RMB5.487 billion, representing an increase of RMB0.964 billion from RMB4.523 billion for the year ended 31 December 2013. The enterprise income tax for the domestic operations increased by RMB0.999 billion primarily attributable to the increase of pre-tax profit. The enterprise income tax of the operations in Singapore decreased by RMB35 million.

2.6	Net profit, profit attributable to equity holders of the Company and non-controlling interests

For the year ended 31 December 2014, the Company and its subsidiaries achieved a net profit of RMB13.562 billion, representing an increase of RMB0.662 billion, or 5.13%, from RMB12.900 billion for the year ended 31 December 2013. For the year ended 31 December 2014, the profit attributable to equity holders of the Company was RMB10.757 billion, representing an increase of RMB0.331 billion from RMB10.426 billion for the year ended 31 December 2013.

The profit attributable to equity holders of the Company from domestic operations increased by RMB0.316 billion, mainly attributable to the combined effect of lowered coal market price and reduced power generation. The profit attributable to equity holders of the Company from the operation in Singapore was RMB0.128 billion, representing an increase of 0.015 billion from the same period of last year.

The profit attributable to non-controlling interests of the Company increased from RMB2.474 billion in 2013 to RMB2.805 billion in 2014, mainly attributable to the increased profit of the non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2014, total assets of the Company and its subsidiaries were RMB275.172 billion, representing an increase of 4.93% from RMB262.233 billion as of 31 December 2013; total assets of the domestic operations increased by RMB13.770 billion to RMB246.270 billion, including a net increase of RMB10.373 billion in non-current assets, which is mainly attributable to increased investments in the Company and its subsidiaries’ capital expenditure on construction projects and increased fair value of available-for-sale financial assets during 2014.

As of 31 December 2014, total assets of the operations in Singapore were RMB28.902 billion, representing a decrease of RMB0.831 billion from the same period last year. Non-current assets decreased by 4.36% to RMB24.377 billion, primarily attributable to depreciation of property, plant and equipment. Current assets increased by 6.60% to RMB4.525 billion, mainly attributable to increased fair value of hedging instruments and increase in inventory of materials and spare parts.

2.7.2	Comparison of liability items

As of 31 December 2014, total liabilities of the Company and its subsidiaries were RMB190.389 billion, representing an increase of 1.79% from RMB187.040 billion as of 31 December 2013.

As of 31 December 2014, interest-bearing debts of the Company and its subsidiaries totaled RMB156.135 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds (including those maturing within a year), short-term loans, short-term bonds, and finance lease payable. The interest-bearing debts denominated in foreign currencies amounted to RMB3.746 billion.

As of 31 December 2014, the total liabilities of the operations in Singapore were RMB16.980 billion, representing a decrease of 1.48% from RMB17.235 as of 31 December 2013, mainly attributable to the decrease in long-term loans.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to equity holders of the Company increased as of 31 December 2014, including increase of RMB2.454 billion from new share issuance, increase of post-tax impact of RMB0.840 billion from increased fair value of tradable stocks held by the Company, the decrease of post-tax impact of RMB0.790 billion due to decreased fair value of cash flow hedge of the operations, decrease of RMB0.378 billion from foreign currency translation difference. Non-controlling interests as of 31 December 2014 increased by RMB1.911 billion as compared to the end of last year.

2.7.4	Major financial position ratios

	2014	2013

Current ratio	0.36	0.35
Quick ratio	0.30	0.28
Ratio of liability to shareholders’ equity	2.71	3.00
Multiples of interest earned	3.21	3.04

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to shareholders’ equity	=	balance of liabilities as of the year end
balance of shareholders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low levels for the years ended 31 December 2014 and 2013 with slight increase at year-end of 2014 from year-end of 2013. The decrease in the ratio of liabilities to shareholders’ equity for the year ended 31 December 2014 compared with that of 2013 was primarily due to the increased owner’s equity as a result of profit increase of the Company and issuance of new shares. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2014.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2014	2013	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	33.320	40.239	-17.19%
Net cash used in investing activities	-19.471	-19.054	2.19%
Net cash used in financing activities	-10.895	-22.240	-51.01%
Currency exchange decrease	-0.058	-0.108	-46.30%
Net increase/(decrease) in cash and cash equivalents	2.896	-1.163	-349.01%
Cash and cash equivalents as of the beginning of the year	9.342	10.505	-11.07%
Cash and cash equivalents at of the end of the year	12.238	9.342	31.00%

For the year ended 31 December 2014, net cash provided by operating activities of the Company was RMB33.320 billion, of which RMB0.806 billion was from the operating activities in Singapore. The cash used in investing activities remained stable compared to the year ended 31 December 2013. The cash used in financing activities decreased mainly attributable to issuance of new shares and increased new loans by the Company. The Company expects to continue its focus on construction projects with large investment amount in 2015. As of 31

December, 2014, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, HK dollar, Singapore dollar and U.S. dollar were RMB7.976 billion, RMB2.445 billion, RMB1.064 billion and RMB0.753 billion, respectively.

As of 31 December 2014, net current liabilities of the Company and its subsidiaries were approximately RMB66.981 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on construction and renovation projects

The capital expenditures for the year ended 31 December 2014 were RMB20.380 billion, mainly for construction and renovation of projects, including RMB2.277 billion for Changxing expansion project, RMB1.742 billion for Liangjiang Cogeneration project, RMB0.861 billion for Luoyang Cogeneration project, RMB0.853 billion for Jiuquan Wind Power Second, RMB0.611 billion for Qinbei project, RMB0.550 billion for Haimen project, RMB0.525 billion for Subaoding project, RMB0.515 billion for Tongxiang Cogeneration project, RMB0.511 billion for Diandong project, RMB0.510 billion for Luoyuan Project, RMB0.500 billion for Dalian project, RMB0.451 billion for Dongshan Combined-cycle project, RMB0.445 billion for Shang’an project, RMB0.408 billion for Mianchi Cogeneration project, RMB0.393 billion for Taicang Port project, RMB0.332 billion for Lingang Combined-cycle project, RMB0.320 billion for Pingliang project, RMB0.318 billion for Huaiyin II project, RMB0.310 billion for Yueyang project, and RMB0.302 billion for Dezhou project. The capital expenditures of the Company’s operations in Singapore were RMB0.456 billion. The expenditures on other projects were RMB7.190 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cashflows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company for next two years are as following:

			(Unit: RMB100 million)
Capital Expenditure Project	Capital Expenditure Plan for 2015	Cash resources arrangements	Financing costs and note on use

Thermal power projects	100	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	1	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	57	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Port projects	4	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Photovoltaic power projects	2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Others	7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technology renovation	61	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow from operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2014, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB190 billion, granted by Bank of China, Construction Bank of China and China Development Bank, etc.

The Company completed issuances of unsecured short-term bonds in two installments on April 25 and November 14 of 2014, each at principal amount of RMB5 billion with and nominal annual interest rate of 4.90% and 3.98%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 365 days from issuance.

The Company completed issuances of unsecured short-term notes in three installments on 22 August, 10 September and 3 November of 2014, at principal amount of RMB2 billion, RMB3 billion and RMB3 billion and with nominal annual interest rate of 4.63%, 4.63% and 4.00%, respectively. All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

The Company completed issuance of mid-term notes on 11 July 2014 at principal amount of RMB4 billion with nominal annual interest rate of 5.30%. The notes were denominated in RMB, issued at par value, and would mature in five years from issuance.

As of 31 December 2014, short-term borrowings of the Company and its subsidiaries totaled RMB43.529 billion (31 December 2013: RMB37.937 billion). Borrowings from banks were charged at interest rates ranging from 4.00% to 6.00% per annum (2013: 2.67% to 6.10%). Short-term bonds payable by the Company and its subsidiaries totaled RMB18.245 billion (31 December 2013: RMB15.135 billion).

As of 31 December, 2014, long-term borrowings (including those maturing within a year) of the Company and its subsidiaries totaled RMB65.031 billion (31 December 2013: RMB73.311 billion), including RMB denominated borrowings of RMB48.413 billion (31 December 2013: RMB55.342 billion), U.S. dollar denominated borrowings of approximately US$0.542 billion (31 December 2013: US$0.616 billion), Euro denominated borrowings of approximately €58 million (31 December 2013: €67 million), and Singaporean dollar denominated borrowings of S$2.774 billion (31 December 2013: S$2.852 billion). The U.S. dollar denominated borrowings charged at floating interest rate were US$0.539 billion (31 December 2013: US$0.608 billion), and all of the borrowings denominated in Singaporean dollar were floating-rate borrowings. For the year ended 31 December 2014, long-term bank borrowings of the Company and its subsidiaries have had interest rates ranging from 0.81% to 6.55% per annum (2013: 0.81% to 6.55%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combined the current development of the power generation industry and corporate growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of RMB5.480 billion for 2014.

2.4	Maturity profile of loans

(RMB100 million)
Maturity Profile	2015	2016	2017	2018	2019

Principal proposed to be paid	739.21	204.97	125.92	96.67	108.70

Interest proposed to be paid	66.97	38.52	27.65	22.36	17.60

Total	806.18	243.49	153.57	119.03	126.30

Note:

The amount of the principal to be repaid in 2015 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

It is set forth in the strategic development plan of the Company that by 2015, it will overtop a controlled generation capacity of 80 million KW. The Company will continue improving the synergies among its controlled power, coal, port and transportation facilities and make efforts to develop into an internationally leading public power generation company with advanced technologies, outstanding management expertise, optimized operating structure and strong profitability focusing on both coal-fired and clean energy based power generation.

The Company carried out consistent, efficient and effective business operations in accordance with its strategic development plan focusing on efficiency, clean energy and internationalization.

D.	TREND ANALYSIS

It is forecast by China Electricity Enterprises Association that in 2015 China’s GDP will grow by about 7.0%. Total electricity consumption nationwide will grow at 4% to 5%, with 2% for the primary industry, 3.5% for the secondary industry, and 8.5% for the tertiary industry. Residential electricity consumption in China will grow at 7% in 2015. 2015 will see newly installed capacity of 100 million kW, which has 7.5% increase compared with that of last year, including hydropower of 14 million kW, thermal power of 44 million kW, nuclear power of 8.76 million kW, on-grid wind power of 19 million kW, and on-grid solar power of 10 million kW. By the end of 2015, the installed capacity nationwide will reach 1.46 billion kW. In 2015 electricity supply and demand in China will be generally on easing/availability with abundant surplus capacity in Northeast and Northwest region, balanced supply and demand in Eastern, Central and Southern regions, and broadly balanced supply in Northern region, where some supply shortage in Shandong, South Hebei, Beijing, Tianjin and Tangshan area still exists during peak hours. As the growth rate of generation capacity would be higher than that of electricity consumption, annual power generation utilization hours in 2015 will experience a slight decline and power generations are expected to grow by about 4% to 5%.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering an cash payment to the shareholders of Shenzhen Energy Management Company, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. As of 31 December 2014, the Company held 661 million shares of Shenzhen Energy. These investments brought a profit of RMB479 million for the Company for the year ended 31 December 2014 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB180 million for the year ended 31 December 2014 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2014, the Company and its subsidiaries had 37,737 employees within and outside PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2014, the Company provided guarantees of approximately RMB12.861 billion for the long-term bank borrowings of Tuas Power.

As of 31 December 2014, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2014. As of 31 December 2014, short-term loans of RMB3.150 billion were secured by accounts receivable of the Company and its subsidiaries with net book value to RMB3.592 billion.

(2)	As of 31 December 2014, a short-term loan of RMB40 million was secured by a subsidiary’s port facility.

(3)
As of 31 December 2014, bank borrowings of RMB114.90 million were secured by discount of notes receivable with recourse. The borrowings were so recorded as the underlying discounted notes were not mature yet.

(4)	As of 31 December 2014, a long-term loan of RMB37 million of a subsidiary of the Company was secured by territorial water use right with net book value of RMB80.36 million.

(5)	As of 31 December 2014, a long-term loan of RMB95 million of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of RMB194 million.

(6)	As of 31 December 2014, a long-term loan of approximately RMB10,404 million was secured by future electricity revenue of the Company and its subsidiaries.

(7)	As of 31 December 2014, a long-term loan of RMB69 million was secured by a subsidiary’s port facility.

As at 31 December 2014, notes payable of RMB13 million were secured by notes receivable of the Company and its subsidiaries with net book value amounted to RMB15 million.

As of 31 December 2014, the restricted bank deposits of the Company and its subsidiaries were RMB370 million.

H.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATE

For the significant changes in accounting policies of the Company for the year ended 31 December 2014, see Note 2 to the financial information extracted from financial statements prepared in accordance with IFRS.

I.	SENSITIVITY ANALYSIS OF IMPAIRMENT

1.	Goodwill impairment

The Company and its subsidiaries perform test annually whether goodwill have suffered any impairment. In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants, the goodwill arising from the acquisition of Diandong Energy and Diandong Yuwang were impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 approximately amounted to RMB641 million in total.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB357 million and RMB1,113 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB25 million and RMB124 million, respectively.

2.	Impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever an impairment indication exists.

In 2014, impairment losses for certain property, plant and equipment of approximately RMB1,359 million have been recognized. Factors leading to the impairment primarily included continuous losses and external environment deterioration in respect of port industry, continuous low level of water inflow to the main dam of a hydropower plant and shut-down of a coal-fired power plant.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB108 million and RMB 1,186 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB39 million, respectively.

J.	RISK FACTORS

1.	Risks relating to power market

The Company’s thermal power units are mostly distributed in the coastal areas in Southeast China, where the structure and regional pattern of power generation are not consistent with regions of high GDP growth at present, posing challenge to the Company’s power growth. Meanwhile, the commencement of new hydro-power generating units in West China as well as a number of cross-regional ultra-high voltage transmission lines will somehow restrict the Company’s generation potential in these regions. In North China where power supply shortage is expected, total power generation from coal-fired generating units of the Company will be subject to stricter restriction as a result of governmental measures to prevent and control air pollution. Commenced operation of a large number of nuclear power generators as well as gradual enforcement of power market reforms, including evolvement towards a market-based transaction pattern, the original market competition pattern will be further affected and competition is expected to become more intense. All above factors will have a certain degree of impact on the power generation growth of the Company.

The Company will further implement various government policies and improve its power supply pattern, strengthen its efforts in analyzing and studying relevant policies and conditions of power market, design effective marketing strategies to respond to market change, and make efforts to effectively participate in both market transactions and the transactions subject to government plans. By leveraging strengths on efficiency, energy saving and environment protection of its generating units, the Company will take initiatives to participate in various transactions, maintain and strive to expand market share, effectively increase equipment utilization hours, make endeavors to realize steady growth of power generation and strictly market risk control.

2.	Risks relating to electricity tariff

2015 will see further reform of China’s power market. The key element of the reform, the electricity tariff reform, will affect the electricity pricing trend in many aspects. Further reduced tariff of coal-fired generating units could result from a continuing “soft” coal market. The tariff of direct electricity transactions with large users will also have impact on electricity tariff.

The Company will closely monitor relevant government policies and power market reform development, strengthen communication with central and local pricing authorities, and actively support the government to establish a reasonable, fair and regulated market environment. The Company will also strictly implement state tariff policies to strive for the policies regarding environmental protection tariff as well as standard tariffs for the electricity generated by newly operated coal-fired and wind power generating units are timely put in place.

3.	Risks relating to environmental protection policies

In 2014, China’s Environmental Protection Law was amended with more focus on supervision of environmental protection. The NDRC, the Ministry of Environmental Protection and the National Energy Administration jointly issued the 2014-2020 Action Plans for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing stricter requirements for efficient and clean development of coal-fired generating plants.

The Company will diligently comply with relevant environmental protection laws and regulations, actively perform social responsibilities, and make efforts to increase the percentage of power production capacity generated by clean energies and high-volume thermal power generating units. The Company will reinforce its efforts in technical renovation of existing generating units and make gradual upgrade to de-dusting devices on certain coal-fired generating units. The Company will also take environmental protection measures in the early stage, construction, and operation of all projects,

4.	Interest rate risks

The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to RMB loan contracts will be based on and regularly adjusted with benchmark lending interest rates published by the PBOC, The adequate downward adjustment of benchmark lending interest rates published by the PBOC will help reduce financing costs of the Company.

But in the Singapore capital market, the SOR interest rate will continue to rise as a result of increase of US dollar lending rates as well as depreciation of Singapore dollar, which is anticipated to increase financing costs of Tuas Power.

With close watch on changes in domestic and overseas capital markets, the Company will maintain its established reputation in the capital market, make reasonable financing arrangements, explore new accesses to capital markets, and strive to control financing costs subject to satisfaction of funding requirements.

5.	Risks relating to coal market

In 2015, following economic restructure, the coal sector will continue to feature structural capacity surplus and slow increase in total demand, with abundant coal supply in general and sufficient transportation capacity in the railway and shipping market. However, coal market brings along some uncertain factors as well: first, newly released “Environmental Protection Law” and “Methods of Quality Management on Merchantable Coal” reinforced supervision in environmental protection; second, fluctuations in coal price will bring risks to fuel cost management.

Regarding the fuel market, with long-term stable fuel supply as our goal, we will continue to push forward “Method upgrade and structural adjustment”, adhere to our strategies of purchasing imported coal and cooperation with large-scale suppliers, maintain the stability of domestic coal trade and optimize imported coal trade which achieves a complementary purchasing method via both import and local supply, and railway and shipping market, deepen our cooperation with large qualified suppliers and improve resource allocation across regions, so as to keep the costs of fuel under control.

SHARE CAPITAL STRUCTURE

As at 31 December 2014, the entire issued share capital of the Company amounted to 14,420,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 72.81% of the total issued share capital, and 3,920,383,440 shares were foreign shares, representing 27.19% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 35.14% of the total issued share capital of the Company while Huaneng Group held 1,561,371,213 shares, representing 10.83% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 26.85% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB37.621 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each share to all shareholders for 2014. Final dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company. It is expected that payment of dividend will be made on or before 30 September 2015.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2014 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2014 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2014 annual general meeting. Such notice is expected to be issued to shareholders in April 2015.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for 2014 were China Huaneng Group Fuel Co., Ltd., China Shenhua Energy Company Limited, Shanxi Yangquan Coal Industry Group Company, Shanxi Jinneng Group Co., Ltd. and China National Coal Group Corporation respectively. The total purchase from them amounted to approximately RMB28.4 billion, representing approximately 46.84% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2014 were Shandong Electric Power Corporation, Jiangsu Electric Power Corporation, Guangdong Power Grid Corporation, Zhejiang Electric Power Corporation and Energy Market Company Pte Ltd. (Singapore). The five customers accounted for approximately 46.44% of the operating revenue for the year while the largest customer, namely Shandong Electric Power Corporation, accounted for approximately 13.25% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five major suppliers and customers of the Company mentioned above in 2014.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng

Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. Such undertakings are being performed.

On 28 June 2014, with a view to executing the contract and satisfying situation as well as the requirements stated in Guideline No. 4 for the Supervision of Listed Companies – Commitments and Fulfillment of Commitments of the Actual Controllers, Shareholders, Affiliates, and Acquirers of Listed Companies as well as the Listed Companies, Huaneng Group will perfect the aforesaid avoidance of business competition by further undertaking that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the conditions for listing, the Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between 28 June 2014 and 31 December 2016.

On 13 October 2014, the Company signed a number of equity transfer agreements with each of Huaneng Group and HIPDC, pursuant to which the Company acquired the equity interests of 10 power companies in total held by Huaneng Group and HIPDC in the consideration of approximately RMB9.276 billion. This transaction further reduced the business competition between the Company and major shareholder, and honoring the undertakings provided by major shareholder to support the development of the Company.

Currently, the Company has 15 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2014.

DIRECTORS OF THE COMPANY

The directors of the Company in 2014 were as follows:

Name of Director	Position	Date of appointment

Cao Peixi	Chairman	Appointed on 18 September 2014
Guo Junming	Vice Chairman	Appointed on 18 September 2014
Liu Guoyue	Director	Appointed on 18 September 2014
Li Shiqi	Director	Appointed on 18 September 2014
Huang Jian	Director	Appointed on 18 September 2014
Fan Xiaxia	Director	Appointed on 18 September 2014
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 18 September 2014
Xu Zujian	Director	Appointed on 18 September 2014
Li Song	Director	Appointed on 18 September 2014
Li Zhensheng	Independent Director	Appointed on 18 September 2014
Qi Yudong	Independent Director	Appointed on 18 September 2014
Zhang Shouwen	Independent Director	Appointed on 18 September 2014
Yue Heng	Independent Director	Appointed on 18 September 2014
Zhang Lizi	Independent Director	Appointed on 18 September 2014

Resigned Directors
Huang Long	Vice Chairman	Appointed on 17 May 2011
Shan Qunying	Director	Appointed on 17 May 2011
Xie Rongxing	Director	Appointed on 12 June 2012
Shao Shiwei	Independent Director	Appointed on 17 May 2011
Wu Liansheng	Independent Director	Appointed on 17 May 2011

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2014.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2014, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2014, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2014, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi has signed a confirmation letter by independent non-executive directors for 2014 on 23 March 2015 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2014:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	35.14
HKSCC Nominees Limited	3,186,066,597	22.09
China Huaneng Group	1,561,371,213	10.83
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.18
China Hua Neng Group Hong Kong Limited	472,000,000	3.27
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.89
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.69
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.60
Dalian Municipal Construction Investment Company Limited	301,500,000	2.09
HSBC Nominees (Hong Kong) Limited	243,210,000	1.69

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 36% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 51% of the total remuneration.

(3)	Pension

Contributions for various social insurances, corporate annuity and housing fund established for the Directors, Supervisors and senior management accounts for about 13% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and three extraordinary general meetings.

1.	The Company’s 2013 Annual General Meeting was held on 26 June 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 27 June 2014.

2.
The Company’s 2014 First Extraordinary General Meeting was held on 11 February 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 12 February 2014.

3.
The Company’s 2014 Second Extraordinary General Meeting was held on 18 September 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 19 September 2014.

4.
The Company’s 2014 Third Extraordinary General Meeting was held on 28 November 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 29 November 2014.

DISCLOSURE OF MAJOR EVENTS

1.
On 18 September 2014, the proposals on re-election of new session of the Board of Directors and the Supervision Committee of the Company were considered and passed at the 2014 Second Extraordinary General Meeting of the Company. Members of the new session (the Eighth Session) of the Board of Directors are: Cao Peixi (Chairman), Guo Junming (Vice Chairman), Liu Guoyue, Li Shiqi, Huang Jian, Fan Xiaxia, Mi Dabing, Guo Hongbo, Xu Zujian and Li Song (all being Directors), as well as Li Zhensheng, Qi Yudong, Zhang Shouwen, Yue Heng and Zhang Lizi (all being Independent Non-executive Directors). Members of the new session (the Eighth Session) of the Supervisory Committee are: Ye Xiangdong (Chairman), Mu Xuan (Vice Chairman), Zhang Mengjiao and Gu Jianguo (both being Supervisors), as well as Wang Zhaobin and Zhang Ling (both being Employee Representative Supervisors).

2.
On 13 October 2014, the Company entered into the “Agreement on the Transfer of Equity Interests of Certain Companies between China Huaneng Group and Huaneng Power International, Inc.” with Huaneng Group, and the “Agreement on the Transfer of Equity Interests of Certain Companies between HIPDC and Huaneng Power International, Inc.” and the “Agreement on the Transfer of 60% Equity Interests in Huaneng Chaohu Power Generation Co., Ltd. between HIPDC and Huaneng Power International, Inc.” with HIPDC, pursuant to which the Company acquired from Huaneng Group the 91.8% equity interests in Huaneng Hainan Power Inc., the 75% equity interests in Huaneng Wuhan Power Generation Co. Ltd., the 53.45% equity interests in Huaneng Suzhou Thermal Power Co. Ltd., the 97% equity interests in Enshi Qingjiang Dalongtan Hydropower Development Co. Ltd. and the 100% equity interests in Huaneng Hualiangting Hydropower Co., Ltd. (all of which were owned by Huaneng Group) at a consideration of RMB7,337,647,400, and acquired from HIPDC the 60% equity interests in Huaneng Chaohu Power Generation Co. Ltd., the 100% equity interests in Huaneng Ruijin Power Generation Co., Ltd., the 100% equity interests in Huaneng Anyuan Power Generation Co., Ltd., the 100% equity interests in Huaneng Jingmen Thermal Power Co., Ltd. and the 100% equity interests in Huaneng Yingcheng Thermal Power Co., Ltd. (all of which were owned by HIPDC) at a consideration of RMB1,938,178,900. Pursuant to relevant requirements of the Listing Rules of the Shanghai Stock Exchange and the Listing Rules, these transactions constitute connected transactions of the Company.

The proposal regarding these transactions was considered and passed at the second meeting of the Eighth Session of the Board of Directors held on 13 October 2014 and the 2014 Third Extraordinary General Meeting held on 28 November 2014, respectively. According to the aforesaid transfer agreements, the Company paid 50% of the consideration of these transactions to Huaneng Group and HIPDC on 8 January 2015.

Upon the completion of these transactions, the Company increased a total installed operational capacity of 7,087.5 MW, installed attributable operational capacity of 5,737.7 MW, and capacity under construction of 2,300 MW.

3.
On 13 November 2014, the Company successfully issued an aggregate of 365,000,000 H Shares to nine placees at the issue price of HK$8.60 per share. The placees and their respective ultimate beneficial owners are all independent third parties. The aggregate gross proceeds from the placing amounted to approximately HK$3,139 million. As a result of the placing, the total number of issued Shares of the Company increased from 14,055,383,440 Shares to 14,420,383,440 Shares. The total number of issued H Shares increased from 3,555,383,440 H Shares to 3,920,383,440 H Shares.

4.
On 19 November 2014, the Company entered into the Joint Venture Contract in Relation to the Establishment of Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (the “Joint Venture Contract”) with China Hua Neng Group Hong Kong Limited to jointly establish Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited. Pursuant to the Joint Venture Contract, Baxianjiao Wind Power shall have registered capital of RMB610 million, the Company will hold 70% of its equity interest and contribute capital of RMB427 million, and Hua Neng HK will hold 30% of its equity interest and contribute capital equivalent to RMB 183 million by U.S. dollars cash remittance.

5.
Due to work requirement, Mr. Qi Yudong and Ms. Zhang Lizi, independent non-executive directors of the Company, and Mr. Xu Zujian, non-executive director of the Company submitted their resignation reports to the Company on 13 January 2015, 14 January 2015 and 9 March 2015 respectively to resign from the positions of director (independent director) and member of specialised committees. In accordance with the relevant requirements of the Articles of Association of the Company and at the recommendation of shareholders, the Board of Directors of the Company considered and approved the Resolution on Change of Directors of the Company at

the sixth meeting of the Eighth Session of the Board of Directors convened on 24 March. Mr. Geng Jianxin and Mr. Xia Qing were nominated as candidates for independent directors of the Eighth Session of the Board of Directors, while Mr. Zhu Yousheng was nominated as candidate for non-executive director of the Eighth Session of the Board of Directors, and such nominations will be submitted to the annual general meeting of the Company for consideration.

Mr. Qi Yudong, Ms. Zhang Lizi and Mr. Xu Zujian shall continue to perform their duties as directors (independent directors), until the date on which the resignation shall take effect when new directors (independent directors) are elected at the general meeting of the Company.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2014, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB9.12 million.

LEGAL PROCEEDINGS

As at 31 December 2014, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2014 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2014 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2014 annual general meeting, such notice is expected to be issued to shareholders in April 2015.

AUDITORS

As approved at the 2013 annual general meeting, KPMG and KPMG Huazhen (Special General Partnership) were appointed as the Company’s international and PRC auditors respectively for the year 2014.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen (Special General Partnership) as the international and PRC auditors of the Company for the year 2015, respectively, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2014 annual general meeting.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2014 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website
(http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2014 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (for A shares and H shares, respectively) for the year 2014 will be published in April 2015 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6666

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
25 March 2015

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2014
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December

	Note	2014	2013

Operating revenue	3	125,406,855	133,832,875
Tax and levies on operations		(932,485)	(1,043,855)

Operating expenses
Fuel		(64,762,908)	(73,807,817)
Maintenance		(3,729,912)	(3,856,975)
Depreciation		(11,646,683)	(11,293,522)
Labor		(6,259,588)	(5,762,884)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(5,055,076)	(4,955,603)
Others		(7,604,790)	(8,860,409)

Total operating expenses		(99,199,728)	(108,677,981)

Profit from operations		25,274,642	24,111,039

Interest income		159,550	170,723

Financial expenses, net
Interest expense		(7,814,114)	(7,787,472)
Exchange (loss)/gain and bank charges, net		(9,492)	94,109

Total financial expenses, net		(7,823,606)	(7,693,363)

Share of profits less losses of associates and joint ventures		1,315,876	615,083
Gain/(loss) on fair value changes of financial assets/liabilities		42,538	(5,701)
Other investment income		80,580	224,908

Profit before income tax expense		19,049,580	17,422,689

Income tax expense	4	(5,487,208)	(4,522,671)

Net profit		13,562,372	12,900,018

		For the year ended 31 December
	Note	2014	2013

Other comprehensive loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		840,289	(106,244)
Share of other comprehensive income/(loss) of investees accounted for under the equity method		87,579	(35,481)
Effective portion of cash flow hedges		(789,915)	417,891
Translation differences of the financial statements of foreign operations		(377,889)	(782,063)

Other comprehensive loss, net of tax		(239,936)	(505,897)

Total comprehensive income		13,322,436	12,394,121

Net profit attributable to:
– Equity holders of the Company		10,757,317	10,426,024
– Non-controlling interests		2,805,055	2,473,994

		13,562,372	12,900,018

Total comprehensive income attributable to:
– Equity holders of the Company		10,517,694	9,920,884
– Non-controlling interests		2,804,742	2,473,237

		13,322,436	12,394,121

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	9	0.76	0.74

BALANCE SHEETS
As at 31 December 2014
(Amounts expressed in thousands of RMB)

		The Company and its Subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2014	2013	2014	2013

ASSETS

Non-current assets
Property, plant and equipment		188,379,057	181,415,181	60,533,325	65,802,124
Investments in associates and joint ventures		17,626,910	16,678,694	13,880,457	13,854,170
Investments in subsidiaries		–	–	41,411,404	38,896,255
Loans to subsidiaries		–	–	3,483,030	1,787,233
Available-for-sale financial assets		4,333,377	3,111,164	4,321,264	3,099,051
Land use rights		4,953,844	4,491,285	1,420,151	1,459,245
Power generation license		3,720,959	3,837,169	–	–
Mining rights		1,922,655	1,922,655	–	–
Deferred income tax assets		884,274	652,358	120,531	423,594
Derivative financial assets		40,598	14,245	–	–
Goodwill		11,725,555	12,758,031	106,854	106,854
Other non-current assets		3,719,255	3,165,067	404,730	283,713

Total non-current assets		237,306,484	228,045,849	125,681,746	125,712,239

Current assets
Inventories		6,702,274	6,469,026	2,569,510	2,323,873
Other receivables and assets		3,411,720	2,072,981	3,837,592	2,152,521
Accounts receivable	5	14,881,963	15,562,121	5,714,573	6,559,753

Loans to subsidiaries	–	–	24,090,704	26,952,700
Derivative financial assets	261,135	91,727	–	–
Bank balances and cash	12,608,192	9,433,385	8,383,375	5,219,424
Assets held for sale	–	557,671	–	787,611

Total current assets	37,865,284	34,186,911	44,595,754	43,995,882

Total assets	275,171,768	262,232,760	170,277,500	169,708,121

		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2014	2013	2014	2013

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		14,420,383	14,055,383	14,420,383	14,055,383
Capital surplus		19,622,199	17,347,068	20,572,842	17,630,514
Surplus reserves		7,196,349	7,085,454	7,196,349	7,085,454
Currency translation differences		(1,194,819)	(817,243)	—	—
Retained earnings
– Proposed dividend	6	5,479,746	5,341,046	5,479,746	5,341,046
– Others		24,605,633	19,438,957	15,777,646	11,341,079

		70,129,491	62,450,665	63,446,966	55,453,476

Non-controlling interests		14,653,215	12,742,309	—	—

Total equity		84,782,706	75,192,974	63,446,966	55,453,476

Non-current liabilities
Long-term loans		57,638,458	60,513,671	14,286,321	16,604,712
Long-term bonds		22,725,535	23,726,550	22,725,535	23,726,550
Deferred income tax liabilities		1,810,755	2,032,417	–	–
Derivative financial liabilities		649,513	383,405	99,164	116,568
Other non-current liabilities		2,718,680	1,404,898	854,475	831,530

Total non-current liabilities		85,542,941	88,060,941	37,965,495	41,279,360

Current liabilities
Accounts payable and other liabilities	7	27,035,864	25,321,374	10,653,529	11,196,737
Taxes payable		1,858,024	1,647,925	570,459	738,322
Dividends payable		431,681	166,270	–	–
Salary and welfare payables		171,262	188,837	72,885	68,776
Derivative financial liabilities		832,727	43,591	–	–
Short-term bonds		18,244,806	15,135,024	18,244,806	15,135,024
Short-term loans		43,529,004	37,937,046	31,110,000	31,490,000
Current portion of long-term loans		7,392,433	12,796,956	3,192,600	8,655,776
Current portion of long-term bonds		5,020,760	5,690,650	5,020,760	5,690,650
Current portion of other non-current liabilities		329,560	–	–	–
Liabilities held for sale		–	51,172	–	–

Total current liabilities		104,846,121	98,978,845	68,865,039	72,975,285

Total liabilities		190,389,062	187,039,786	106,830,534	114,254,645

Total equity and liabilities		275,171,768	262,232,760	170,277,500	169,708,121

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of preparation

The financial statements included in the annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance, which for this financial year and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

As at and for the year ended 31 December 2014, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2014, the Company and its subsidiaries have net current liabilities of approximately RMB67.0 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB191.1 billion as at 31 December 2014, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds, and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2.	Principal Accounting Policies

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2013 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards and one interpretation that are first effective for the current accounting period.

•
Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment entities’. The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on the consolidated financial statements as the Company and its subsidiaries do not qualify to be investment entities.

•
Amendments to IAS 32, ‘Financial instruments: Presentation – Offsetting financial assets and financial liabilities’ clarify the offsetting criteria in IAS 32. The amendments do not have any material impact on the consolidated financial statements as they are consistent with the policies already adopted by the Company and its subsidiaries.

•
Amendments to IAS 36, ‘Impairment of Assets – Recoverable amount disclosures for non-financial assets’ modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The amendments do not have any material impact on the consolidated financial statements.

•
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement – Novation of derivatives and continuation of hedge accounting’ provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have any material impact on the consolidated financial statements as the Company and its subsidiaries have not novated any of its derivatives.

•
IFRIC 21 ‘Levies’ provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have any material impact on the consolidated financial statements as the guidance is consistent with the Company and its subsidiaries’ existing accounting policies.

3.	Revenue and Segment Information

Revenues recognized during the year are as follows:

	For the year ended 31 December

	2014	2013

Sales of power and heat	124,561,854	132,478,643
Port service	204,763	352,988
Transportation service	135,256	133,147
Others	504,982	868,097

Total	125,406,855	133,832,875

Directors and certain senior management of the Company perform the function as chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment Results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2014
Total revenue	110,650,856	14,370,406	537,452	125,558,714
Inter-segment revenue	–	–	(151,859)	(151,859)

Revenue from external customers	110,650,856	14,370,406	385,593	125,406,855

Segment results	19,345,641	138,143	(779,964)	18,703,820

Interest income	86,609	72,128	813	159,550
Interest expense	(7,035,601)	(426,019)	(172,189)	(7,633,809)

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

Impairment loss	(1,427,976)	3,228	(696,812)	(2,121,560)
Depreciation and amortization	(10,877,905)	(821,574)	(180,484)	(11,879,963)
Net loss on disposal of non-current assets	(427,026)	(5)	(8)	(427,039)
Share of profits less losses of associates and joint ventures	1,143,326	–	43,655	1,186,981
Income tax expense	(5,503,402)	(8,767)	1,590	(5,510,579)

For the year ended 31 December 2013
Total revenue	119,084,406	14,239,562	660,029	133,983,997
Inter-segment revenue	–	–	(151,122)	(151,122)

Revenue from external customers	119,084,406	14,239,562	508,907	133,832,875

Segment results	17,630,165	157,079	(108,246)	17,678,998

Interest income	98,737	70,445	1,541	170,723
Interest expense	(6,968,512)	(448,876)	(138,139)	(7,555,527)
Impairment loss	(570,833)	(431,985)	(453,431)	(1,456,249)
Depreciation and amortization	(10,633,399)	(686,619)	(158,583)	(11,478,601)
Net (loss)/gain on disposal of non-current assets	(899,403)	(987)	10,560	(889,830)
Share of profits less losses of associates and joint ventures	587,062	–	(127,659)	459,403
Income tax expense	(4,486,588)	(43,774)	(14,591)	(4,544,953)

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2014
Segment assets	225,513,728	28,899,723	10,622,010	265,035,461

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	24,202,811	444,658	872,615	25,520,084
Investments in associates	11,638,862	–	2,264,565	13,903,427
Investments in joint ventures	1,121,082	–	1,009,180	2,130,262
Segment liabilities	(159,459,852)	(15,865,147)	(5,511,400)	(180,836,399)

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	–	2,379,531	13,370,697
Investments in joint ventures	798,000	–	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December

	2014	2013

Revenue from external customers (PRC GAAP)	125,406,855	133,832,875
Reconciling item:
Impact of IFRS adjustment*	–	–

Operating revenue per IFRS consolidated statement of comprehensive income	125,406,855	133,832,875

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2014	2013

Segment results (PRC GAAP)	18,703,820	17,678,998
Reconciling items:
Loss related to the headquarter	(87,313)	(381,830)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	156,061	166,734
Dividend income of available-for-sale financial assets	102,225	185,399
Impact of IFRS adjustments*	174,787	(226,612)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	19,049,580	17,422,689

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December

	2014	2013

Total segment assets (PRC GAAP)	265,035,461	254,713,996
Reconciling items:
Investment in Huaneng Finance	1,347,956	1,270,016
Deferred income tax assets	998,870	762,561
Prepaid income tax	19,899	5,119
Available-for-sale financial assets	4,383,377	3,161,164
Corporate assets	379,385	361,996
Impact of IFRS adjustments*	3,006,820	1,957,908

Total assets per IFRS consolidated balance sheet	275,171,768	262,232,760

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2014	2013

Total segment liabilities (PRC GAAP)	(180,836,399)	(177,563,355)
Reconciling items:
Current income tax liabilities	(750,750)	(700,082)
Deferred income tax liabilities	(1,595,025)	(1,788,922)
Corporate liabilities	(5,562,871)	(6,177,875)
Impact of IFRS adjustments*	(1,644,017)	(809,552)

Total liabilities per IFRS consolidated balance sheet	(190,389,062)	(187,039,786)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the year ended 31 December 2014
Interest expense	(7,633,809)	(180,305)	–	–	(7,814,114)
Depreciation and amortization	(11,879,963)	(54,896)	–	55,579	(11,879,280)
Share of profits less losses of associates and joint ventures	1,186,981	–	156,061	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(427,039)	5	–	–	(427,034)
Income tax expense	(5,510,579)	–	–	23,371	(5,487,208)

For the year ended 31 December 2013
Interest expense	(7,555,527)	(231,945)	–	–	(7,787,472)
Depreciation and amortization	(11,478,601)	(23,540)	–	(43,374)	(11,545,515)
Share of profits less losses of associates and joint ventures	459,403	–	166,734	(11,054)	615,083
Net (loss)/gain on disposal of non-current assets	(889,830)	108	–	–	(889,722)
Income tax expense	(4,544,953)	–	–	22,282	(4,522,671)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December

	2014	2013

PRC	111,036,449	119,593,313
Singapore	14,370,406	14,239,562

Total	125,406,855	133,832,875

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December

	2014	2013

PRC	207,709,257	198,621,517
Singapore	23,808,140	24,920,351

Total	231,517,397	223,541,868

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December

	2014		2013

	Amount	Proportion	Amount	Proportion

Shandong Electric Power Corporation	16,621,611	13%	16,545,732	12%
Jiangsu Electric Power Company	15,573,769	12%	16,950,098	13%

4.	Income tax expense

	For the year ended 31 December

	2014	2013

Current income tax expense	6,028,790	4,579,901
Deferred income tax	(541,582)	(57,230)

	5,487,208	4,522,671

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2013: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December

	2014	2013

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	26.45%	24.33%
Effect of tax losses not recognized	0.96%	0.48%
Effect of deductible temporary differences not recognized	1.67%	0.53%
Effect of non-taxable income	(1.86%)	(1.15%)
Effect of non-deductible expenses	1.59%	1.80%
Others	(0.01%)	(0.03%)

Effective tax rate	28.80%	25.96%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the year ended 31 December 2014 and 2013.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2013: 17%).

5.	Accounts receivable

Accounts receivable comprised the following:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2014	2013	2014	2013

Accounts receivable	14,087,378	14,812,913	5,555,673	6,350,771
Notes receivable	806,394	755,331	158,900	208,982

	14,893,772	15,568,244	5,714,573	6,559,753

Less: provision for doubtful accounts	11,809	6,123	–	–

	14,881,963	15,562,121	5,714,573	6,559,753

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2014, accounts receivable of the Company and its subsidiaries of approximately RMB3,592 million (2013: RMB6,501 million) was secured to a bank as collateral against short-term loans of RMB3,150 million (2013: RMB6,000 million).

As at 31 December 2014, notes payable of RMB13 million (2013: RMB23 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounted to RMB15 million (2013: notes receivable amounted to RMB8 million and cash in bank amounted to RMB19 million).

Ageing analysis of accounts receivable was as follows:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2014	2013	2014	2013

Within 1 year	14,693,174	15,347,876	5,593,802	6,427,873
Between 1 to 2 years	123,700	188,778	120,764	131,873
Between 2 to 3 years	48,021	25,326	–	2
Over 3 years	28,877	6,264	7	5

	14,893,772	15,568,244	5,714,573	6,559,753

As at 31 December 2014, the maturity period of the notes receivable ranged from 1 to 6 months (2013: from 1 to 6 months).

6.	Dividends

On 24 March 2015, the Board of Directors proposed a cash dividend of RMB0.38 per share, totaling approximately RMB5,480 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 26 June 2014, upon the approval from the annual general meeting of the shareholders, the Company declared 2013 final dividend of RMB0.38 (2012: RMB0.21) per ordinary share, which totaled approximately RMB5,341 million (2012: RMB2,952 million).

7.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2014	2013	2014	2013

Accounts and notes payable	11,685,285	12,277,872	5,626,989	5,952,032
Amounts received in advance	649,431	705,938	434,494	660,372
Payables to contractors for construction	10,172,216	7,724,843	2,464,154	2,390,661
Retention payables to contractors	996,861	968,863	285,840	331,618
Consideration payables for acquisitions	23,683	18,000	23,683	18,000
Accrued interests	1,056,249	1,047,410	842,244	856,647
Accrued pollutants discharge fees	75,648	133,287	35,771	54,210
Accrued water-resources fees	35,329	23,550	18,924	11,763
Accrued service fee of intermediaries	62,261	44,740	62,261	44,740
Capacity quota payables	–	2,841	–	–
Security deposits	100,356	140,953	–	–
Provisions	28,647	182,188	28,191	–
Others	2,149,898	2,050,889	830,978	876,694

Total	27,035,864	25,321,374	10,653,529	11,196,737

The ageing analysis of accounts and notes payable was as follows:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2014	2013	2014	2013

Within 1 year	11,559,092	12,226,313	5,612,890	5,939,993
Between 1 to 2 years	88,408	14,041	8,637	6,765
Over 2 years	37,785	37,518	5,462	5,274

Total	11,685,285	12,277,872	5,626,989	5,952,032

8.	Additional financial information on balance sheets

As at 31 December 2014, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB66,981 million (2013: RMB64,792 million). On the same date, total assets less current liabilities were approximately RMB170,326 million (2013: RMB 163,254 million).

9.	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2014	2013

Consolidated net profit attributable to equity holders of the Company	10,757,317	10,426,024

Weighted average number of the Company’s outstanding ordinary shares (’000)*	14,085,800	14,055,383

Basic and diluted earnings per share (RMB)	0.76	0.74

*	Weighted average number of ordinary shares:

	2014	2013

	’000	’000

Issued ordinary shares at 1 January	14,055,383	14,055,383
Effect of share issue	30,417	–

Weighted average number of ordinary shares at 31 December	14,085,800	14,055,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2014 and 2013.

10.	Subsequent events

(1)
On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC to acquire the 91.80% interests of Hainan Power, 75% interests of Wuhan Power, 53.45% interests of Suzhou Thermal Power, 97% interests of the Dalongtan Hydropower and 100% interests of Hualiangting Hydropower from Huaneng Group at a total cash consideration of RMB7.338 billion, and 60% interests of Chaohu Power, 100% interests of Ruijin Power, 100% interests of Anyuan Power, 100% interests of Jingmen Thermal Power and 100% interests of Yingcheng Thermal Power from HIPDC at a total cash consideration of RMB1.938 billion. On 8 January 2015, according to the agreements, the Company paid 50% of the consideration to Huaneng Group and HIPDC, respectively. The Company is still in the process of reviewing the financial information of these newly acquired entities as of the acquisition date.

(2)
On 13 March 2015, No.2 generation unit of Beijing Cogeneration, a subsidiary of the Company caught fire and ignited flammable materials. The four generation units at Beijing Cogeneration were suspended operation after the incident. After clean-up work and due enquiries with personnel at the scene on that day, it was confirmed that there was no casualties. The Company and Beijing Cogeneration are now organizing rescue, clean-up work and dealing with the aftermath.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		For the year ended 31 December			For the year ended 31
					December
	Unit	2014	2013	Variance (%)	2012

Operating revenue	Yuan	125,406,855,036	133,832,874,654	(6.30)	133,966,658,882

Profit before taxation	Yuan	18,874,792,495	17,649,301,160	6.94	9,427,264,064
Net profit attributable to equity holders of the Company	Yuan	10,545,750,526	10,520,133,720	0.24	5,868,651,294
Net profit attributable to equity holders of the Company (excluding non-recurring items)	Yuan	10,573,786,696	11,610,708,745	(8.93)	5,825,205,568
Basic earnings per share	Yuan/Share	0.75	0.75	0.00	0.42
Diluted earnings per share	Yuan/Share	0.75	0.75	0.00	0.42
Basic earnings per share (excluding non-recurring items)	Yuan/Share	0.75	0.83	(9.64)	0.41
Return on net assets (weighted average)%		16.27	17.87	Decreased by 1.60 percents	11.11
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		16.32	19.73	Decreased by 3.41 percents	11.03
Net cash flows from operating activities	Yuan	33,320,065,278	40,239,429,353	(17.20)	26,928,082,036

		31 December	31 December		31 December
	Unit	2014	2013	Variance (%)	2012

Total assets	Yuan	272,164,949,588	260,274,853,102	4.57	256,861,869,430
Equity holders’ equity attributable to equity holders of the Company	Yuan	69,198,218,504	61,747,779,816	12.07	55,580,790,014

Note:	Formula of key financial ratios:

Basic earnings per share	=	Net profit attributable to equity holders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average)	=	Net profit attributable to equity holders of the Company for the year/weighted average shareholders’ equity (excluding minority interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

For the year ended
Non-recurring Items	31 December 2014

Net loss from disposal of non-current assets	(427,034,258)
Government grants recorded in the profit and loss	900,371,082
The loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company and its subsidiaries) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(32,862,594)
Reversal of doubtful receivables individually tested for impairments	3,836,682
Non-operating incomes and expenses besides items above	(150,542,832)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(237,002,187)

56,765,893

Impact of income tax	(90,442,209)
Impact of non-controlling interests (net of tax)	5,640,146

(28,036,170)

3.	INCOME STATEMENTS

For the year ended 31 December 2014

			2014	2013	2014	2013
			Consolidated	Consolidated	The Company	The Company

1.	Operating revenue		125,406,855,036	133,832,874,654	54,274,073,969	59,965,211,045

	Less:	Operating cost	94,010,501,145	102,865,045,328	38,572,112,072	43,232,052,866
		Tax and levies on operations	932,484,852	1,043,855,056	507,303,964	578,369,215
		Selling expenses	4,352,164	9,127,968	–	–
		General and administrative expenses	3,588,329,063	3,433,352,291	2,211,149,608	2,128,991,054
		Financial expenses, net	7,664,056,567	7,522,640,063	5,066,748,348	4,920,662,589
		Assets impairment loss	2,121,559,847	1,456,248,652	2,864,048,634	3,302,047,257
	Add:	Gain/(Loss) from changes in fair value	42,537,663	(5,700,800)	–	–
		Investment income	1,423,889,442	851,044,079	6,072,404,178	5,063,764,179
		Including: investment income from associates and joint ventures	1,343,042,029	626,136,176	1,019,287,657	625,101,289

2.	Operating profit		18,551,998,503	18,347,948,575	11,125,115,521	10,866,852,243
	Add:	Non-operating income	984,550,708	449,044,814	2,906,647,171	208,114,093
		Including: gain on disposal of non-current assets	18,754,522	26,167,239	2,154,750,088	6,853,151
	Less:	Non-operating expenses	661,756,716	1,147,692,229	403,240,715	369,483,831
		Including: loss on disposal of non-current assets	445,788,780	915,889,252	278,618,600	217,434,381

3.	Profit before taxation		18,874,792,495	17,649,301,160	13,628,521,977	10,705,482,505
	Less:	Income tax expense	5,510,579,457	4,544,952,934	3,280,447,793	3,146,575,074

4.	Net profit		13,364,213,038	13,104,348,226	10,348,074,184	7,558,907,431

		2014	2013	2014	2013
		Consolidated	Consolidated	The Company	The Company

	Attributable to:
	– Equity holders of the Company	10,545,750,526	10,520,133,720	10,348,074,184	7,558,907,431
	– Non-controlling interests	2,818,462,512	2,584,214,506	——	——
5.	Earnings per share (based on the net profit attributable to equity holders of the Company)
	Basic earnings per share	0.75	0.75	——	——
	Diluted earnings per share	0.75	0.75	——	——

6.	Other comprehensive (loss)/income, net of tax	(239,936,042)	(505,896,479)	940,921,296	(71,548,008)
	Items attributable to equity holders of the Company that may be reclassified subsequently to profit or loss, net of tax:	(239,623,057)	(505,139,748)	940,921,296	(71,548,008)
	Including: Fair value changes of available-for-sale financial assets	840,288,684	(106,243,397)	840,288,684	(106,243,397)
	Share of other comprehensive income/(loss) of investees accounted for under the equity method	87,579,276	(35,481,396)	87,579,276	(35,481,396)
	Effective portion of cash flow hedges	(789,915,025)	417,890,908	13,053,336	70,176,785
	Translation differences of the financial statements of foreign operations	(377,575,992)	(781,305,863)	——	——
	Attributable to non-controlling interests	(312,985)	(756,731)	——	——

		2014	2013	2014	2013
		Consolidated	Consolidated	The Company	The Company

7.	Total comprehensive income	13,124,276,996	12,598,451,747	11,288,995,480	7,487,359,423

	Attributable to
	– Equity holders of the Company	10,306,127,469	10,014,993,972	11,288,995,480	7,487,359,423
	– Non-controlling interests	2,818,149,527	2,583,457,775	——	——

4.	NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with “PRC GAAP”, differ in certain respects from those of IFRS. Major impacts of adjustments for IFRS, on the net consolidated profit attributable to equity holders of the Company, are summarized as follows:

	Net profit attributable to equity holders of the Company
	2014	2013
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	10,545,751	10,520,134

Impacts of IFRS adjustments:
Effect of reversal of the recorded amounts received in advance of previous years (a)	261,471	261,339
Amortization of the difference in the recognition of housing benefits of previous years (b)	(940)	(940)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,016)	(27,368)
Differences in accounting treatment on business combinations under common control (d)	–	–
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(60,348)	(175,750)
Applicable deferred income tax impact of the GAAP differences above (e)	18,842	36,292
Others	6,150	(297,904)
Profit attributable to non-controlling interests on the adjustments above	13,407	110,221

Consolidated net profit attributable to equity holders of the Company under IFRS	10,757,317	10,426,024

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be different which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     March 31, 2015